                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                        (Amendment No. One)*

                              Verity Inc.
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                            (Name of Issuer)

                 Common Stock, $.001 Par Value Per Share
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                     (Title of Class of Securities)

                                92343C106
                          ---------------------
                             (CUSIP Number)

                             December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 4 pages
SEC 1745 (3-98)

CUSIP No. 92343C106
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 1. Names of Reporting Persons,
    I.R.S. Identification Nos. of above
    persons (entities only).
                           Goldsmith & Harris Incorporated
                           13-3741461
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 2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)  X

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 3. SEC Use only
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 4. Citizenship or Place of Organization   New York

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Number of           5. Sole Voting Power   Goldsmith & Harris Incorporated
Shares
Beneficially by     ------------------------------------------------------------
Owned by Each       6. Shared Voting Power
Reporting           ------------------------------------------------------------
Person With:        7. Sole Dispositive Power   Goldsmith & Harris Incorporated

                    ------------------------------------------------------------
                    8. Shared Dispositive Power
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 9. Aggregate Amount Beneficially Owned by Each Reporting Person  600,250

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11)          5.4%

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12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
    BD
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 ................................................................................

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                                Page 2 of 4 pages

                                                               Page 3 of 4 Pages


                                  SCHEDULE 13G


Item 1.

      (a) The name of the issuer is Verity Inc. (the "Corporation").

      (b) The Corporation's executive office is located 894 Ross Drive, Drive, Sunnyvale, California 94089.


Item 2.

      (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

      (b) G&H is located at 80 Pine Street, New York, NY 10005.

      (c) G&H was organized under the laws of New York.

      (d) The security is common stock, $.001 par value per share.

      (e) The CUSIP Number of the security is 92343C106.

Item 3.

      (a) G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934.

Item 4.

      (a) G&H is the beneficial owner of 600,250 shares of the security. Included in this total are 10,900 shares owned by Philip W. Goldsmith and 64,300 shares owned by Jay R. Harris, and members of their families.
Mr. Goldsmith and Mr. Harris are control persons of G&H.

      (b) The amount of shares of the security beneficially owned by G&H is 5.4% of the total outstanding shares of the security by virtue of its investment discretion over accounts of its customers that hold the shares.

      (c)(i) G&H has the sole power to vote or to direct the vote of 600,250 shares of the security.

         (iii) G&H has the sole power to dispose or to direct the disposition of 600,250 shares of the security.

                                                               Page 4 of 4 Pages


Item 5.

      Not applicable

Item 6.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

Item 7.

      Not applicable.

Item 8.

      Not applicable.

Item 9.

      Not applicable.

Item 10.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 1999                                Goldsmith & Harris Incorporated
-----------------
Date

                                                 By PHILIP W. GOLDSMITH
                                                    --------------------
                                                    Philip W. Goldsmith
                                                    Chairman